SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2015

Commission File Number 1-13758

PHAROL, SGPS S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No    ☒

Announcement | Lisbon | 23 June 2015

Qualified holding— Morgan Stanley

PHAROL, SGPS S.A. (“PHAROL”) hereby informs that Morgan Stanley now holds less than 2% of the share capital of PHAROL.

This change occurred on 16th June 2015 and is due to Morgan Stanley & Co. International plc decreased borrowed positions of 10,628,000 of PHAROL ordinary shares. As a result, Morgan Stanley’s holding now corresponds to 17,313,493 ordinary shares representing 1.94% of PHAROL’ share capital and corresponding voting rights and a cash settled swap corresponding to 0.42% of PHAROL’ share capital.

Additionally, PHAROL was informed that this holding is as follows:

•                      Morgan Stanley & Co. International plc: 13,852,518 ordinary shares representing 1.55% of the share capital and voting rights in PHAROL;

•                      Morgan Stanley & Co. LLC: 3,404,728 ordinary shares representing 0.38% of the share capital and voting rights in PHAROL;

•                      Morgan Stanley Smith Barney LLC: 56,247 ordinary shares representing 0.01% of the share capital and voting rights in PHAROL;

•                      Morgan Stanley Capital Services LLC: cash settled swap corresponding to 0.42% of the share capital and voting rights in PHAROL.

PHAROL was further informed that the parent company Morgan Stanley controls Morgan Stanley & Co. International plc, Morgan Stanley & Co. LLC and Morgan Stanley Smith Barney LLC through the following chains of companies:

•                      Morgan Stanley & Co. International plc: Morgan Stanley International Holdings Inc., Morgan Stanley International Limited, Morgan Stanley Group (Europe), Morgan Stanley UK Group and Morgan Stanley Investments (UK);

•                      Morgan Stanley & Co. LLC: Morgan Stanley Capital Management LLC and Morgan Stanley Domestic Holdings Inc;

•                      Morgan Stanley Capital Services LLC: Morgan Stanley Capital Management LLC, Morgan Stanley Domestic Holdings Inc.;

•                      Morgan Stanley Smith Barney LLC: Morgan Stanley Capital Management LLC, Morgan Stanley Domestic Holdings Inc and Morgan Stanley Smith Barney Holdings LLC.

This statement is pursuant to the terms and for the purposes of articles 17 of the Portuguese Securities Code and 2 of the Portuguese Securities Commission Regulation no. 5/2008, following a communication received from Morgan Stanley & Co International plc, with office at The Cerium Building, 55 Douglas Street, Glasgow G2 7NP, Scotland.

PHAROL, SGPS S.A.

Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	PHAROL is listed on the Euronext (PHR). Information may be accessed on Bloomberg under the symbol PHR PL.	Luis Sousa de Macedo Investor Relations Director ir@pharol.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

ptsgps.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2015

PHAROL, SGPS S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.